

August 7, 2014

<u>Via E-mail</u>
Mr. Marc Fogassa
Chief Executive Officer
Brazil Minerals, Inc.
324 South Beverly Drive, Suite 118
Beverly Hills, CA 90212

> **Re: Brazil Minerals, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Amendment No. 2 to Form 10-Q for Fiscal Quarter ended March 31, 2014**
> **Filed July 30, 2014**
> **File No. 000-55191**

Dear Mr. Fogassa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Competition, page 8

1.   We partially reissue comment 6 in our letter dated July 15, 2014. Please revise to briefly describe competitive business conditions and your competitive position in the diamond and gold industries and methods of competition. Also discuss in greater detail the governmental regulation relating to your mining business.

Sales of Unregistered Securities, page 20

2.   We reissue comment 14 in our letter dated July 15, 2014. Please briefly state the facts relied upon to make the exemption from registration available. We note that simply

reciting the specific exemption relied upon is insufficient to comply with Item 701(d) of Regulation S-K.

Executive Compensation, page 28

3.   We note that you have excluded from the summary compensation table the grant date fair value of the original issuance of options, which also appear to have been granted in 2013. Please provide the basis for your exclusion. See Instruction 2 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

4.   We note the additional disclosure in footnote two that you issued additional shares in lieu of salary and other compensation. Such compensation should be included in the salary column. See Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K. Please revise the summary compensation table accordingly.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 29

5.   We note the revised footnote disclosure in response to comment 20 in our letter dated July 15, 2014. Please revise the beneficial ownership table itself, rather than simply adding footnote disclosure, to include, whether by an additional column or otherwise, each beneficial owner's percentage of the voting power of the common and preferred stock voting together as a single class. Please advise us how you calculated the total voting power represented by shares of common and preferred stock beneficially owned by Mr. Fogassa. In that regard, we note that it appears Mr. Fogassa could exercise 74.45% of the combined voting power of the common and preferred stock by virtue of his beneficial ownership of 36,567,812 shares of common stock and 1 share of preferred stock.

Certain Relationships and Related Transactions, page 30

6.   We reissue comment 21 in our letter dated July 15, 2014. Please provide all the information required by Item 404 of Regulation S-K for the $800,000 advance made by the company to Brazil Mining, Inc. In addition, as previously requested, please provide the disclosure for all related party transactions. We again note the loan receivables – related party of $40,650 in the financial statements.

Financial Statements

Note 6. Common Stock, page F-10

7.   On pages 28 and F-12, you state that on November 30, 2013 you cancelled a grant to your Chief Executive Officer of 2,000,000 options (which had a value of $741,766 as of the date of grant of the option) and instead issued to him 2,000,000 shares with a deemed

value of $180,000. You also state that this resulted in a net reversal of stock-based compensation of $561,766. Please tell us your basis for using the fair value of the original award as of its grant date, rather than its fair value just prior to cancellation, measured based on the share price and other pertinent factors at that date. Please also tell us the fair value of the original award immediately before it was cancelled on November 30, 2013 and explain to us why the excess, if any, of the fair value of the new award over the fair value of the original award immediately before it was cancelled did not result in additional compensation cost being recorded, rather than the reversal of compensation you appear to have recorded instead. Please refer to ASC 718-20-35-3 and 718-20-55-97.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or Pamela Howell at (202) 551- 3357 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Via E-mail
        Jay Weil, Esq.